SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2016

Commission File Number 1-32135

SEABRIDGE GOLD INC.
(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The exhibit in this Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-10, File No. 333-197653, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By: /s/ Chris Reynolds
Name: Chris Reynolds
Title: VP Finance and CFO

Date: May 19, 2016

EXHIBITS

Exhibit 99.1	Notice Of Annual General Meeting of Shareholders
Exhibit 99.2	Notice Regarding Use Of Notice-And-Access Procedures For Annual General Meeting Materials
Exhibit 99.3	Management Proxy Circular
Exhibit 99.4	Form of Proxy